SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (Amendment No. 6)1

                                Tandycrafts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    875386104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 18, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 55 Pages)
--------
     1           The  remainder  of this  cover  page  shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 2 of 55 Pages
-------------------------------                 --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,537,100
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,537,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,537,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 3 of 55 Pages
-------------------------------                 --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,537,100
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,537,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,537,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 4 of 55 Pages
-------------------------------                 --------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    264,200
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                264,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     264,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 5 of 55 Pages
-------------------------------                 --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    264,200
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                264,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     264,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 6 of 55 Pages
-------------------------------                 --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    JAMES R. HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 7 of 55 Pages
-------------------------------                 --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                       GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 8 of 55 Pages
-------------------------------                 --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                       HAROLD SMITH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 9 of 55 Pages
-------------------------------                 --------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      STEVEN WOLOSKY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 10 of 55 Pages
-------------------------------                 --------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           THE TANDYCRAFTS FULL VALUE COMMITTEE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION


--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,801,300
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                     8    SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                                1,801,300
               -----------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,801,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 11 of 55 Pages
-------------------------------                 --------------------------------


         The following  constitutes  Amendment No. 6 ("Amendment  No. 6") to the
Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically set forth by this Amendment No. 6, the Schedule 13D, as amended, remains in full force and effect.

  Item 2 is hereby amended and restated in its entirety to read as follows:

Item 2.           Identity and Background.
                  -----------------------

                  (a) This Statement is filed on behalf of Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Warren G. Lichtenstein, Newcastle Partners, L.P., a Texas limited partnership ("Newcastle"), Mark E. Schwarz, James R. Henderson, Glen Kassan, Harold Smith, Steven Wolosky and The Tandycrafts Full Value Committee (the "Committee").

                  Steel Partners L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  Newcastle is a Texas limited partnership. Mark E. Schwarz is the sole general partner of Newcastle. The principal business of Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities.

                  James R. Henderson and Glen Kassan are Vice Presidents of Steel Partners Services, Ltd.

                  Harold Smith is a retired consultant.

                  Steven Wolosky is a partner in the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP.

                  The Tandycrafts Full Value Committee (the "Committee") is composed of Warren G. Lichtenstein, Mark E. Schwarz, James R. Henderson, Glen Kassan, Harold Smith and Steven Wolosky. The Committee is not a business entity and has no place of organization.

                  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. By virtue of his position with Newcastle, Mark E. Schwarz has the power to vote and dispose of the Issuer's shares owned by

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 12 of 55 Pages
-------------------------------                 --------------------------------


Newcastle. Each of the Reporting Persons is party to Amendment No. 2 to the Joint Filing Agreement (the "Amended Joint Filing Agreement") as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of the Committee, Steel Partners II, Warren Lichtenstein, James R. Henderson and Glen Kassan is 150 East 52nd Street, 21st Floor, New York, New York 10022.

                  The principal business address of Mark Schwarz is 4514 Cole Avenue, Suite 600, Dallas, Texas 75205.

                  The principal business address of Newcastle is 4514 Cole Avenue, Suite 600, Dallas, Texas 75205.

                  The principal business address of Harold Smith is 4230 Deste Court, Apartment 102, Lake Worth, Florida 33467.

                  The principal business address of Steven Wolosky is 505 Park Avenue, New York, New York 10022.

                  (c) The principal business/occupation of Steel Partners II and Messrs. Lichtenstein, Henderson and Kassan is investing in the securities of small cap companies.

                  The principal business/occupation of Newcastle and Mr. Schwarz
is  the  purchase,  sale,  exchange,   acquisition  and  holding  of  investment
securities.

                  Mr. Smith is a retired consultant.

                  Steven Wolosky is a partner in the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

                  (f) Messrs. Lichtenstein, Schwarz, Henderson, Kassan, Smith and Wolosky are citizens of the United States of America.

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 13 of 55 Pages
-------------------------------                 --------------------------------



  Item 4 is hereby amended and restated in its entirety to include the following:

Item 4.           Purpose of the Transaction.
                  --------------------------

                  The Reporting Persons have concluded that the value of the Issuer has not been maximized by its Board of Directors and believe that the election of Warren G. Lichtenstein, Mark E. Schwarz, James R. Henderson, Glen Kassan, Harold Smith and Steven Wolosky (collectively, the "Nominees") represents the best means for the Issuer to maximize the present value of its outstanding shares of Common Stock for the Issuer's stockholders. On September 18, 2000, the Reporting Persons formed the Committee. The Reporting Persons have engaged the services of Mackenzie Partners, Inc., a proxy solicitation firm, to assist in such solicitation. The Committee was formed to solicit written proxies to elect the Nominees to the Issuer's Board of Directors at the 2000 annual meeting.

                  Steel Partners II delivered a letter dated September 18, 2000 to the Issuer, supplementing its letter dated June 5, 2000, to exercise its right to nominate a sixth candidate to the Issuer's Board of Directors after the Issuer purported to increase the size of the Board of Directors (the "Supplemental Nomination Letter"). As set forth in the Supplemental Nomination Letter, Steel Partners II nominated Steven Wolosky to the Issuer's Board of Directors at the next annual meeting of stockholders of the Issuer.
Additionally, the Supplemental Nomination Letter served to reserve Steel Partners II's right to nominate additional nominees to be elected to the Issuer's Board at the next annual meeting to the extent there are in excess of six (6) vacancies on the Issuer's Board to be filled by election at the annual meeting or there are additional increases in the size of the Board. A copy of each of the Supplemental Nomination Letter and the June 5, 2000 letter is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

                  On September 18, 2000, the Reporting Persons entered into the Amended Joint Filing Agreement, reflecting their agreement to form the Committee and to seek to elect the Nominees to the Board of Directors of the Issuer. On September 18, 2000, the Committee filed a Preliminary Proxy Statement with the Securities and Exchange Commission (the "Commission") in order to solicit proxies from the stockholders of the Issuer to effectuate such actions. A copy of each of the Amended Joint Filing Agreement and the Preliminary Proxy Statement are filed as exhibits to this Schedule 13D and incorporated herein by reference.

                  Upon  final   approval  from  the   Commission  of  its  proxy
materials, the Committee intends to commence its solicitation of

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 14 of 55 Pages
-------------------------------                 --------------------------------


proxies from the stockholders of the Issuer to elect the Nominees to the Board of Directors of the Issuer at the 2000 annual meeting.

                  On September 18, 2000, Steel Partners II filed a complaint in the Court of Chancery of the State of Delaware, New Castle County, which seeks a declaratory judgment that Steel Partners II is not an "interested stockholder" within the meaning of Section 203 of the Delaware General Corporation Law and that Steel Partners II is not an acquiring person under the Company's Rights Agreement dated May 19, 1997 (the "Rights Agreement"). The complaint also seeks a preliminary and permanent injunction prohibiting the Issuer from declaring a "distribution date" under the Rights Agreement.

                  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4. Except as set forth above, the Reporting Persons have no agreements or understandings between themselves with respect to the voting or disposition of the Common Stock of the Issuer.

  Item 6 is hereby amended and restated in its entirety to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                  ----------------------------------------

                  On September 18, 2000, the Reporting Persons entered into the Amended Joint Filing Agreement, reflecting their agreement to form the Committee and to seek to elect Warren G. Lichtenstein, Mark E. Schwarz, James R. Henderson, Glen Kassan, Harold Smith and Steven Wolosky to the Board of Directors of the Issuer. The Committee filed a Preliminary Proxy Statement with the Commission in order to solicit proxies from the stockholders of the Issuer to effectuate such actions. A copy of each of the Amended Joint Filing Agreement and the Preliminary Proxy Statement are filed as exhibits to this Schedule 13D and incorporated herein by reference.

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 15 of 55 Pages
-------------------------------                 --------------------------------


                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

  Item 7 is hereby amended in its entirety to read as follows:

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  1. Joint Filing Agreement between Steel Partners II and Warren G. Lichtenstein, dated as of October 8, 1999 (previously filed).

                  2. Joint Filing Agreement between Steel Partners II, L.P., Warren Lichtenstein, Newcastle Partners, L.P. and Mark E. Schwarz, dated as of December 7, 1999 (previously filed).

                  3. Amendment No. 1 to Joint Filing Agreement between Steel Partners II, L.P., Warren Lichtenstein, Newcastle Partners, L.P., Mark Schwarz, James Henderson, Glen Kassan and Harold Smith dated as of May 31, 2000 (previously filed).

                  4. Director Nomination Letter from Steel Partners II to Tandycrafts, Inc., dated June 5, 2000 (previously filed).

                  5. Letter to the Board of Directors of Tandycrafts, Inc., dated June 6, 2000 (previously filed).

                  6. Amendment No. 2 to Joint Filing Agreement between Steel Partners II, L.P., Warren Lichtenstein, Newcastle Partners, L.P., Mark Schwarz, James Henderson, Glen Kassan, Harold Smith and Steven Wolosky dated as of September 18, 2000.

                  7. Supplemental Director Nomination Letter from Steel Partners II to Tandycrafts, Inc., dated September 18, 2000.

                  8.       Preliminary Proxy Statement.

                  9.       Declaratory Judgment Complaint.

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 16 of 55 Pages
-------------------------------                 --------------------------------


                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:            September 18, 2000         STEEL PARTNERS II, L.P.

                                             By:      Steel Partners, L.L.C.
                                                      General Partner

                                             By: /s/ Warren G. Lichtenstein
                                                 ------------------------------
                                                     Warren G. Lichtenstein
                                                     Chief Executive Officer


                                                     /s/ Warren G. Lichtenstein
                                                --------------------------------
                                                     Warren G. Lichtenstein


                                             NEWCASTLE PARTNERS, L.P.

                                             By: /s/ Mark E. Schwarz
                                                 -------------------------------
                                                 Mark E. Schwarz
                                                 General Partner


                                             /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz


                                             /s/ James R. Henderson
                                             -----------------------------------
                                             James R. Henderson


                                             /s/ Glen Kassan
                                             -----------------------------------
                                             Glen Kassan


                                             /s/ Harold Smith
                                             -----------------------------------
                                             Harold Smith


                                             /s/ Steven Wolosky
                                             -----------------------------------
                                             Steven Wolosky

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 17 of 55 Pages
-------------------------------                 --------------------------------


                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                                  Page
-------                                                                  ----
Joint Filing Agreement, October 8, 1999
(previously filed)

Joint Filing Agreement between Steel Partners
II, Warren Lichtenstein, Newcastle Partners,
L.P. and Mark E. Schwarz, dated as of December
7, 1999 (previously filed)

Amendment No. 1 to Joint Filing Agreement
(previously filed)

Director Nomination Letter from Steel Partners
II to Tandycrafts, Inc., dated June 5, 2000
(previously filed)

Letter to the Board of Directors of Tandycrafts, Inc., dated June 6, 2000 (previously filed)

Amendment No. 2 to Joint Filing Agreement                               18-19
between Steel Partners II, L.P., Warren
Lichtenstein, Newcastle Partners, L.P., Mark
Schwarz, James Henderson, Glen Kassan, Harold
Smith and Steven Wolosky dated as of September
18, 2000

Supplemental Director Nomination Letter from                               20
Steel Partners II to Tandycrafts, Inc., dated
September 18, 2000

Preliminary Proxy Statement                                             21-39

Declaratory Judgement Complaint                                         40-55

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 18 of 55 Pages
-------------------------------                 --------------------------------



                    AMENDMENT NO. 2 TO JOINT FILING AGREEMENT

                  WHEREAS, Steel Partners II, L.P., Newcastle Partners, L.P., Warren G. Lichtenstein and Mark E. Schwarz (the "Original Parties") entered into a Joint Filing Agreement dated December 7, 1999 (the "Agreement");

                  WHEREAS, the Agreement was subsequently amended in order to nominate a slate of five directors at Tandycrafts, Inc.'s ("Tandycrafts") next annual meeting and to include James R. Henderson, Glen Kassan and Harold Smith in the definition of "Group";

                  WHEREAS, the parties desire to further amend the Agreement in order to nominate a sixth director at Tandycrafts' next annual meeting of stockholders;

                  WHEREAS, the parties desire to form a committee solely for the purpose of soliciting proxies from Tandycrafts' stockholders for the election of the undersigned to Tandycrafts' Board of Directors at the next annual meeting.

                  NOW, THEREFORE, BE IT RESOLVED, the Agreement is hereby amended as follows:

                  1. The definition of "Group" is hereby amended to include Steven Wolosky.

                  2.    Steven   Wolosky   agrees  to  serve  as   director   of
                        Tandycrafts if elected at the next annual meeting of stockholders.

                  3. The parties agree to form The Tandycrafts Full Value Committee for the purpose of soliciting proxies for the election of the undersigned to Tandycrafts' Board of Directors at the next annual meeting.

                  4. Except as amended hereby, the Agreement, as previously amended, remains in full force and effect.

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 19 of 55 Pages
-------------------------------                 --------------------------------
            IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to be executed as of September 18, 2000.



                                    STEEL PARTNERS II, L.P.
                                    150 East 52nd Street
                                    New York, NY 10022

                                    By:  Steel Partners, L.L.C.
                                         General Partner

                                    By:/s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                         Warren G. Lichtenstein, Managing Member


                                    /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                    Warren G. Lichtenstein


                                    /s/ Mark E. Schwarz
                                    --------------------------------------------
                                                Mark E. Schwarz

                                    NEWCASTLE PARTNERS, L.P.
                                    4514 Cole Avenue
                                    Suite 600
                                    Dallas, TX 75205

                                    By:/s/ Mark E. Schwarz
                                       -----------------------------------------
                                         Mark E. Schwarz, General Partner


                                    /s/ James R. Henderson
                                    --------------------------------------------
                                                James R. Henderson


                                    /s/ Glen Kassan
                                    --------------------------------------------
                                                Glen Kassan


                                    /s/ Harold Smith
                                    --------------------------------------------
                                                Harold Smith


                                    /s/ Steven Wolosky
                                    --------------------------------------------
                                    Steven Wolosky

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 20 of 55 Pages
-------------------------------                 --------------------------------


                             STEEL PARTNERS II, L.P.
                        150 EAST 52ND STREET, 21ST FLOOR
                            NEW YORK, NEW YORK 10022

                                                              September 18, 2000

BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------

Tandycrafts, Inc.
1400 Everman Parkway
Fort Worth, Texas 76140
Attention: Corporate Secretary

         Re: Supplemental Notice of Intention to Nominate Individuals for Election as Directors at the 2000 Annual Meeting of Stockholders of Tandycrafts, Inc.
                  ------------------------------------------------------------

Ladies and Gentlemen:

         This letter shall serve as a supplement to our letter dated June 5, 2000 (the "Nomination Letter") and hereby incorporates herein by reference the provisions and defined terms set forth in the Nomination Letter.

         The Nomination Letter served to satisfy the advance notice requirements of the Bylaws of Tandycrafts as to the nomination, by Steel, of five nominees for election to the Tandycrafts Board at the Annual Meeting. Through the Nomination Letter, Steel reserved the right to nominate additional nominees to be elected to the Tandycrafts Board at the Annual Meeting, to the extent there were in excess of five (5) vacancies on the Tandycrafts Board to be filled by election at the Annual Meeting or Tandycrafts increased the size of the Tandycrafts Board above its existing size. As the Tandycrafts Board has purported to increase the size of the Tandycrafts Board from five to six directors, Steel hereby nominates and notifies you of its intent to nominate Steven Wolosky as its sixth nominee to be elected to the Board of Directors of Tandycrafts at the Annual Meeting. In connection with such action, Steel hereby requests that the Tandycrafts Board include the nomination of Mr. Wolosky in Tandycrafts' proxy materials with respect to the Annual Meeting, in accordance with applicable law. Additionally, the term "Nominees" as defined in the Nomination Letter is hereby amended to include Mr. Wolosky.


         To the extent that there are in excess of six (6) vacancies on the Tandycrafts Board to be filled by election at the Annual Meeting or Tandycrafts increases the size of the Tandycrafts Board above its existing size, Steel continues to reserve the right to nominate additional nominees to be elected to the Tandycrafts Board at the Annual Meeting.

         The information required by the Bylaws follows:

         (i)      The information concerning Mr. Wolosky required by Article II,
                  Section 8(d) and 8(e) of the Bylaws is as follows:

         STEVEN WOLOSKY (44) is one of the nominees for director. For more than the past five years, Mr. Wolosky has been a partner of Olshan Grundman Frome Rosenzweig & Wolosky LLP, counsel to Steel. Mr. Wolosky is also a director of CPX Corp. and Assistant Secretary of WHX Corporation. As of the date hereof, Mr. Wolosky did not beneficially own any shares of Common Stock. The business address of Mr. Wolosky is 505 Park Avenue, New York, New York 10022. Mr. Wolosky's residential address is 161 Tekening Drive, Tenafly, New Jersey 07670. Although Mr. Wolosky individually is not adverse to Tandycrafts or any of its subsidiaries in any material pending legal proceedings, the law firm in which Mr. Wolosky is a partner has been retained to defend Steel, Warren Lichtenstein, Newcastle and Mark Schwarz (collectively, the "Defendants") against a complaint filed by Tandycrafts on August 22, 2000 in the United States District Court,
Northern District of Texas. The Complaint alleges that the Defendants have violated federal securities laws.

         (ii) Mr. Wolosky has not purchased or sold any shares of the Common Stock during the past two years.

         (iii) On September 18, 2000, the Nominees, Steel and Newcastle entered into Amendment No. 2 to the Joint Filing Agreement ("Amendment No. 2"). Amendment No. 2 is attached hereto as Exhibit A and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such Amendment No. 2. Other than as stated above, there are no arrangements or understandings between the Nominees and each nominee or any other person or person pursuant to which the nominations described herein are to be made, other than the consent by Mr. Wolosky to serve as a director of Tandycrafts if elected as such at the Annual Meeting, attached hereto and incorporated herein by reference.

         (iv)     Mr.   Wolosky  has   consented  to  serve  as  a  director  of
                  Tandycrafts if so elected. Such consent is set forth as Exhibit B hereto.


                                   Very truly yours,

                                   STEEL PARTNERS II, L.P.

                                   By: Steel Partners L.L.C., General Partner


                                   /s/ Warren G. Lichtenstein
                                   ----------------------------------
                                   Warren G. Lichtenstein
                                   Managing Member

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 21 of 55 Pages
-------------------------------                 --------------------------------

                                  SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. )

Filed by the Registrant / /

Filed by a Party other than the Registrant /X/

Check the appropriate box:

         /X/      Preliminary Proxy Statement
         / /      Confidential,  for Use of the Commission Only (as permitted by
                  Rule 14a-6(e)(2))
         / /      Definitive Proxy Statement
         / /      Definitive Additional Materials
         / /      Soliciting  Material  Pursuant  to  Section  240.14a-11(c)  or
                  Section 240.14a-12


                               TANDYCRAFTS, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                      THE TANDYCRAFTS FULL VALUE COMMITTEE
                             STEEL PARTNERS II, L.P.
                             WARREN G. LICHTENSTEIN
                                 MARK E. SCHWARZ
                            NEWCASTLE PARTNERS, L.P.
                               JAMES R. HENDERSON
                                   GLEN KASSAN
                                  HAROLD SMITH
                                 STEVEN WOLOSKY
--------------------------------------------------------------------------------
                   (Name of Persons(s) Filing Proxy Statement)

         Payment of Filing Fee (Check the appropriate box):

         /X/      No fee required.

         / / Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

         (1) Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------

         (2)      Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 22 of 55 Pages
-------------------------------                 --------------------------------


         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

--------------------------------------------------------------------------------




         (4)      Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------


         (5)      Total fee paid:
--------------------------------------------------------------------------------


         / /      Fee paid previously with preliminary materials:
--------------------------------------------------------------------------------


         / / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1)      Amount Previously Paid:

--------------------------------------------------------------------------------


         (2)      Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------


         (3)      Filing Party:

--------------------------------------------------------------------------------


         (4)      Date Filed:

--------------------------------------------------------------------------------

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 23 of 55 Pages
-------------------------------                 --------------------------------


                       2000 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                                TANDYCRAFTS, INC.
                            -------------------------

                                 PROXY STATEMENT
                                       OF
                      THE TANDYCRAFTS FULL VALUE COMMITTEE
                            -------------------------

                    PLEASE MAIL THE ENCLOSED GOLD PROXY CARD

         Steel Partners II, L.P. is the largest stockholder of Tandycrafts, Inc., a Delaware corporation (the "Company"), and a member of The Tandycrafts Full Value Committee (the "Committee"). The Committee is writing to you in connection with the election of directors to the Company's Board of Directors at the next annual meeting of stockholders. The Committee has nominated its slate of directors in opposition to the incumbent Board of Directors (the "Company Board"). The Committee believes that recent actions of the Company Board are not in the best interests of the Company's stockholders. The Committee is convinced that a more thorough investigation of strategic alternatives, and a greater dedication to maximizing stockholder value, will only be achieved through the election of the Committee's slate.

         This proxy statement (the "Proxy Statement") and the enclosed GOLD proxy card are being furnished to stockholders of the Company by the Committee, in connection with the solicitation of proxies from the Company's stockholders to be used at the 2000 Annual Meeting of Stockholders of the Company, including any adjournments or postponements thereof and any special meeting which may be called in lieu thereof (the "Annual Meeting"), to elect the Committee's nominees, Warren G. Lichtenstein, Mark E. Schwarz, James R. Henderson, Glen Kassan, Harold Smith and Steven Wolosky (the "Nominees") to the Company Board. As Nominees for director, Messrs. Lichtenstein, Schwarz, Henderson, Kassan, Smith and Wolosky are deemed to be participants in this proxy solicitation. As members of the soliciting group, Steel Partners II, L.P. and Newcastle Partners, L.P. are also deemed to be participants in the proxy solicitation. The principal executive offices of the Company are located at 1400 Everman Parkway, Fort Worth, Texas 76140. This Proxy Statement and the GOLD proxy card are first being furnished to the Company's stockholders on or about September __, 2000.

         The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as of _______, 2000 (the "Record Date") and has set ________, 2000 as the date of the Annual Meeting. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each Share (as defined herein) held on the Record Date. According to the Company, as of the Record Date, there were _________ shares of common stock, $1.00 par value per share (the "Shares"), outstanding and entitled to vote at the Annual Meeting. The Committee, along with all of the participants in this solicitation, are the beneficial owners of an aggregate of 1,801,300 Shares which represents approximately 14.8% of the Shares outstanding (based on information publicly disclosed by the Company). The Committee intends to vote such Shares for the election of the Nominees.

         THIS SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.

         The Committee is soliciting proxies for the election of the Nominees to the Company Board. The Committee is not aware of any other proposals to be brought before the Annual Meeting. However, should other proposals be brought before the Annual Meeting, the persons named as proxies in the enclosed GOLD proxy card will vote on such matters in their discretion.

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 24 of 55 Pages
-------------------------------                 --------------------------------

                                    IMPORTANT

         Your vote is important, no matter how many or how few Shares you own. The Committee urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees.

         The Nominees are committed, subject to their fiduciary duty to the Company's stockholders, to giving all the Company's stockholders the opportunity to receive the maximum value for their Shares. A vote FOR the Nominees will enable you - as the owners of the Company - to send a message to the Company's Board that you are committed to maximizing the value of your Shares.

o If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to the Committee, c/o Mackenzie Partners, Inc., in the enclosed envelope today.

o If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GOLD proxy card. The Committee urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to the Committee, c/o Mackenzie Partners, Inc., who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this proxy statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.


                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                         [MACKENZIE PARTNERS, INC. LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                       E-mail: proxy@mackenziepartners.com
                          (212) 929-5500 (Call Collect)

                                       or

                          CALL TOLL FREE (800) 322-2885

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 25 of 55 Pages
-------------------------------                 --------------------------------


  PROPOSAL I - ELECTION OF DIRECTORS

  Why You Should Vote For Nominees

         The Committee believes that the election of the Nominees represents the best means for the Company's stockholders to maximize the value of their Shares. The Committee, as the largest stockholder of the Company, has a vested interest in the maximization of the value of the Shares. In considering who is best capable of maximizing value, the Committee shares the frustration of the Company's stockholders in the Board's inability to maximize stockholder value.

         The Company's stock price over the past several years, during one of the greatest bull markets in history, demonstrates the Board's failure to create value for its stockholders.

         o According to information contained in management's Proxy Statement for the 1999 Annual Meeting of Stockholders (the "Management Proxy Statement"), during the period from June 30, 1994 through June 30, 1999, the Company's share price performance has trailed the Russell 2000 Index and a peer group index selected by the Company by a significant margin.

         o According to the Management Proxy Statement, during this period the cumulative total returns for the Russell 2000 Index was approximately 103%, the Company's peer group index lost approximately 18% of its value, and the Company's Shares actually lost approximately 73% of their value.

         o At June 30, 2000, the Company's stock price was $2.813 per Share. Since then, the stock price has been languishing below $3.00 per Share and closed at $2.13 per Share on September 14, 2000.

         The Company's lackluster stock price performance is reflective of the Company's losses from continued and discontinued operations. Upon consummation of the Company's divestiture of 121 leather and crafts retail stores and related manufacturing operations during the quarter ended December 31, 1998, the Company's public filings reflect that it recorded a loss of approximately $11.1 million. Shortly thereafter, the Company suffered a significant loss in connection with the sale and subsequent reacquisition of Cargo Furnitures, Inc. ("Cargo"). After the sale of Cargo, the former subsidiary determined that it required additional capital in order to complete its restructuring program. In January 1999, Cargo defaulted on its bank term note agreement which was guaranteed by the Company. After complying with its obligations under the guaranty, the Company determined that recovery of the approximately $2.5 million note balance as well as certain receivables from Cargo was not probable. As a result, loss provisions of approximately $3.5 million were recorded for the quarter ended December 31, 1998. After making the guaranty payment, the Company acquired 100% ownership of Cargo, resulting in an additional $602,000 operating loss for the fiscal year ended June 30, 1999. After reporting a net loss of over $23 million for the fiscal year ended June 30, 1999, the Company formulated a plan to dispose of the gifts and office supplies divisions in order to concentrate on the frames and wall decor divisions which management believed were the Company's "core" businesses. In a press release issued by the Company on February 15, 2000, management announced that it had already begun to implement this strategy and, going forward, intended to divest the non-core businesses.

         o The Committee believes that management's efforts to implement this strategy was too late to maximize the value of the Shares of the Company.

         o The sales of the Rivertown Button, Licensed Lifestyles, J-Mar and Sav-On Office Supplies businesses were consummated in a period of less than six months. The Committee believes that the sale of these businesses in such a short time period, and without the assistance of an experienced nationally recognized investment banking firm, was not the best strategy to maximize shareholder value.

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 26 of 55 Pages
-------------------------------                 --------------------------------


         o Ultimately, the sale of the gifts and office supplies units resulted in a loss of $7.3 million for the fiscal year ended June 30, 2000. Additionally, the performance of the Company's remaining business, as well as management's failure to recognize that there is room for further divestitures of its weaker businesses, is troubling.

         o As announced in a recent press release, the Company had a net loss for continuing operations of approximately $10.7 million, or $0.88 per share, and $12.4 million, or $1.02 per share, for the fourth quarter and fiscal year ended June 30, 2000, respectively.

         In the Committee's opinion, the Company's poor performance and the shortsighted implementation of the divestiture strategy demonstrates the Company Board's lack of dedication to pursuing the best interests of the stockholders and maximizing stockholder value.

         In the Management Proxy Statement, management states that the Compensation Committee has developed and implemented a compensation program that will reward and retain management talent required "to achieve the [Company's] objectives and to increase stockholder value." Surprisingly, while the Company has sustained significant losses over the past four years, compensation awarded to certain officers of the Company has steadily increased. In particular, Michael Walsh, President and Chief Executive Officer of the Company since April 1996, has reaped significant monetary benefits despite the Company's weak performance. As provided in the Company's public filings, for the fiscal years ended June 30, 1997, 1998 and 1999, Mr. Walsh received an aggregate of $583,750 in salary, $188,400 in bonuses, and $109,774 for all other compensation including retirement benefits. During the comparable period, under the management of Mr. Walsh, the Company suffered a staggering loss of approximately $21 million. The Committee believes that the high levels of compensation awarded to management despite significant losses incurred by the Company demonstrates management's indifference to the interests of the stockholders as well as management's inability to maximize stockholder value.

         For these reasons, the Committee believes that the value of the Company has not been maximized by the Board and believes that the election of the Nominees represents the best means for stockholders to maximize the present value of their Shares. If elected, the Nominees will, subject to their fiduciary duties, explore alternatives to maximize stockholder value including, but not limited to (i) selling the Company by means of a merger, tender offer or otherwise; (ii) expanding the Company's frame business through acquisitions;
(iii) divesting the non-core assets of the Company utilizing a nationally recognized investment banking firm; and (iv) adopting a stock repurchase program. Additionally, if elected, the Nominees will retain a nationally recognized investment banking firm to assist in the review and implementation of the alternatives that the Nominees believe will maximize stockholder value for all of the Company's stockholders.

  The Nominees

         The following information sets forth the name, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of the Nominees. This information has been furnished to the Committee by the Nominees. Where no date is given for the commencement of the indicated office or position, such office or position was assumed prior to September 1, 1995. Each person listed below is a citizen of the United States.

         Warren G. Lichtenstein (35) is one of the nominees for director. Mr. Lichtenstein has been the Chairman of the Board, Secretary and the Managing
Member of Steel Partners, L.L.C. ("Steel LLC"), the general partner of Steel Partners II, L.P. ("Steel Partners"), since January 1, 1996. Prior to such time, Mr. Lichtenstein was the Chairman and a director of Steel Partners, Ltd. ("Former General Partner"), the general partner of Steel Partners Associates, L.P. ("Associates"), which was the general partner of Steel Partners from 1993 and prior to January 1, 1996. For information regarding Steel Partners and Steel LLC, see below under "Participant Information." Mr. Lichtenstein was the acquisition/risk arbitrage analyst at Ballantrae Partners, L.P., a private investment partnership formed to invest in risk arbitrage, special situations and undervalued companies, from 1988 to 1990. Mr. Lichtenstein is a director of the following publicly held companies: Gateway Industries, Inc., WebFinancial Corporation, Puroflow, Incorporated, PLM International, Inc., CPX Corp., Tech-Sym Corporation. He is a former director of Saratoga Beverage Group, Inc., Alpha Technologies, Inc. and SL Industries, Inc. Mr. Lichtenstein also served as Chairman of the Board of Aydin Corporation from October 5, 1998 until its sale to L-3 Communications Corporation ("L-3") in April 1999 at a price of $13.50 per

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CUSIP No. 875386104                  13D          Page 27 of 55 Pages
-------------------------------                 --------------------------------


share, which represents a premium of approximately 39% over the reported closing price of $9.69 per share the day preceding the announced transaction with L-3. As of the Record Date, Mr. Lichtenstein beneficially owned 1,537,100 Shares, all of which were owned by Steel Partners. The business address of Mr. Lichtenstein is 150 E. 52nd Street, 21st Floor, New York, New York 10022. For information regarding Mr. Lichtenstein's purchases and sales of Shares during the past two years, see Schedule I.

         In late 1995, Steel Partners commenced a proxy solicitation to replace the incumbent directors of Medical Imaging Centers of America, Inc. ("MICA"). MICA was ultimately sold for $11.75 per share, a 42% increase over the price of $8.25 per share, representing the closing price on the day prior to the initiation of Steel Partners' proxy solicitation. In connection with this contest, MICA initiated an action against Steel Partners, Warren Lichtenstein, and others in the United States District Court for the Southern District of California, Medical Imaging Centers of America, Inc. v. Lichtenstein, et al., Case No. 96-0039B. On February 29, 1996, the Court issued an Order granting, in part, MICA's motion for a preliminary injunction on the grounds that plaintiff had demonstrated a probability of success on the merits of its assertion that defendants had violated Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). Under the Court's preliminary injunction, defendants in the action were enjoined from voting certain of their shares at MICA's annual meeting of shareholders, except pursuant to a formula under which they would be voted in the same proportion as other votes cast at the meeting. The Court declined to adjourn the annual meeting of shareholders. At the meeting, Steel Partners received sufficient votes to elect its nominees to the Board of MICA, after giving effect to the Court's preliminary injunction. The parties thereafter settled their differences pursuant to an agreement under which MICA agreed to initiate an auction process which, if not concluded within a certain time period, would end and thereafter the designees of Steel Partners would assume control of the Board of MICA. The Steel Partners designees did not assume control because MICA was sold at a substantial premium to its market price.

         Mark E. Schwarz (39) is one of the nominees for director. Mr. Schwarz has served as the sole general partner of Newcastle Partners, L.P. ("Newcastle"), a private investment firm, since 1993. Mr. Schwarz was also Vice President and Manager of Sandera Capital, L.L.C., a private investment firm affiliated with Hunt Financial Group, L.L.C., a Dallas-based investment firm associated with the Lamar Hunt family ("Hunt"), from 1995 to September 1999 and a securities analyst and portfolio Manager for SCM Advisors, L.L.C., a Hunt-affiliated registered investment advisor from May 1993 to 1996. Mr. Schwarz is a director of Bell Industries, Inc. As of the Record Date, Mr. Schwarz beneficially owned 264,200 Shares, all of which were owned by Newcastle. The business address of Mr. Schwarz is c/o Newcastle, 4514 Cole Avenue, Suite 600, Dallas, Texas 75205. For information regarding Mr. Schwarz's purchases and sales of Shares during the past two years, see Schedule I.

         James R. Henderson (42) is one of the nominees for director. Since August 1999, Mr. Henderson has been a Vice-President of Steel Partners Services, Ltd., an affiliate of Steel Partners. From 1996 to July 1999, Mr. Henderson was employed in various positions with Aydin Corporation, which included a tenure as President and Chief Operating Officer from October 1998 to June 1999. Prior to his employment with Aydin, Mr. Henderson was employed as an executive with UNISYS Corporation. Mr. Henderson is a director of the following publicly held companies: Tech-Sym Corporation and ECC International Corp. As of the date hereof, Mr. Henderson did not beneficially own any Shares. The business address of Mr. Henderson is 150 East 52nd Street, 21st Floor, New York, New York 10022.

         Glen Kassan (57) is one of the nominees for director. Since October 1999, Mr. Kassan has been a Vice- President of Steel Partners Services, Ltd., an affiliate of Steel Partners. From 1997 to 1998, Mr. Kassan served as Chairman and Chief Executive Officer of Long Term Care Services, Inc., a privately owned healthcare services company which he co-founded in 1994, and which he initially served as Vice Chairman and Chief Financial Officer. As of the date hereof, Mr. Kassan did not beneficially own any Shares. The business address of Mr. Kassan is 150 East 52nd Street, 21st Floor, New York, New York 10022.

         Harold Smith (76) is one of the nominees for director. Mr. Smith has been retired since 1999. From 1982 to 1999, Mr. Smith served as President of Funding Merchandising Resources Corporation (F.M.R.C.), a firm specializing in consulting distressed retail companies. Prior to his employment with F.M.R.C., Mr. Smith was the President and Chief Operating Officer of Woolco, a division of F.W. Woolworth. As of the date hereof, Mr. Smith did not beneficially own any Shares. Mr. Smith's business address is 4230 Deste Court, Apartment 102, Lake Worth, Florida 33467.

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CUSIP No. 875386104                  13D          Page 28 of 55 Pages
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         Steven Wolosky (44) is one of the nominees for director.  For more than the past five years, Mr. Wolosky has been a partner of Olshan Grundman Frome Rosenzweig & Wolosky LLP, counsel to Steel Partners. Mr. Wolosky is also a director of CPX Corp. and Assistant Secretary of WHX Corporation. As of the date hereof, Mr. Wolosky did not beneficially own any Shares of the Common Stock of the Company. Mr. Wolosky has not purchased or sold any Shares of the Common Stock of the Company in the past two years. The business address of Mr. Wolosky is 505 Park Avenue, New York, New York 10022.

         The Nominees will not receive any compensation from the Committee for their services as a director of the Company. On December 7, 1999, Steel Partners, Newcastle and Messrs. Lichtenstein and Schwarz entered into a Joint Filing Agreement, in which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares, (ii) they formed a group in order to evaluate whether to nominate a slate of directors to the Board and solicit written consents or votes at the Annual Meeting for their slate of directors for the Board and (iii) Steel Partners agreed to bear all expenses incurred in connection with the nomination of persons to the Board, including approved expenses incurred by any of the nominees in the solicitation of written proxies or votes by Steel Partners. Pursuant to an amendment to the Joint Filing Agreement, Messrs. Henderson, Kassan and Smith agreed to be included as members of the group formed by Steel Partners, Newcastle and Messrs. Lichtenstein and Schwarz, and each of the parties agreed to serve as a director of the Company if elected at the Annual Meeting. Other than as stated above, there are no arrangements or understandings between the Committee and each Nominee or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by each of the Nominees to serve as a director of the Company if elected as such at the Annual Meeting. The Nominees have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) over the past ten years. Except as provided for under "Legal Proceedings" herein, none of the nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

         The Committee does not expect that the Nominees will be unable to stand for election, but, in the event that such persons are unable to do so, the Shares represented by the enclosed GOLD proxy card will be voted for alternate nominees. In addition, the Committee reserves the right to nominate substitute or additional persons if the Company makes or announces any changes to its Bylaws, including increasing the size of the Board, or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees. In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute or additional nominees.

         YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

                           VOTING AND PROXY PROCEDURES

         Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote. Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date. Based on publicly available information, the Committee believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting are the Shares.

         Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting. Election of the Nominees requires the affirmative vote of a plurality of the Shares represented and entitled to vote at the Annual Meeting. Shares for which proxies are marked "abstain" will be treated as Shares present for purposes of determining the presence of a quorum on all matters. Proxies relating to "street name" Shares that are voted by brokers only on some of the proposals will nevertheless be treated as present for purposes of determining the presence of a quorum on all matters but will not be entitled to vote on any proposal which the broker does not have discretionary voting power and has not received instructions from the beneficial owner ("broker non-votes"). Directors are elected

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CUSIP No. 875386104                  13D          Page 29 of 55 Pages
-------------------------------                 --------------------------------


by a plurality and the nominees who receive the most votes will be elected. Abstentions and broker non-votes will not be taken into account in determining the outcome of the election.

         Stockholders of the Company may revoke their proxies at any time prior to its exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Committee in care of Mackenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to the Company at 1400 Everman Parkway, Fort Worth, Texas 76140 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, the Committee requests that either the original or photostatic copies of all revocations be mailed to the Committee in care of Mackenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement so that the Committee will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

         IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE COMPANY BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES

         The solicitation of proxies pursuant to this Proxy Statement is being made by the Committee. Proxies may be solicited by mail, facsimile, telephone, telegraph, in person and by advertisements. Solicitations may be made by certain officers, employees or affiliates of the Committee, none of whom will receive additional compensation for such solicitation.

         The Committee has retained Mackenzie Partners, Inc. for solicitation and advisory services in connection with this solicitation, for which Mackenzie Partners will receive a fee not to exceed $75,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Mackenzie Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Committee has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. The Committee will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Mackenzie Partners, Inc. will employ approximately 25 persons to solicit the Company's stockholders for the Annual Meeting.

         The entire expense of soliciting proxies is being borne by the Committee. If the Nominees are elected to the Company Board, the Committee intends to seek reimbursement of the costs of this solicitation from the Company. Unless otherwise required by law, the Committee does not currently intend to submit the question of reimbursement of the costs of this solicitation to a stockholder vote. Costs of this solicitation of proxies are currently estimated to be approximately $[ ]. The Committee estimates that through the date hereof, its expenses in connection with this solicitation are approximately $[ ].

                             PARTICIPANT INFORMATION

         The general partner of Steel Partners is Steel LLC, a Delaware limited liability company. The principal business of Steel Partners is investing in the securities of micro-cap companies. The principal business address of Steel Partners and Steel LLC is 150 East 52nd Street, 21st Floor, New York, New York 10022. Warren G. Lichtenstein is Chairman of the Board, Secretary and the Managing Member of Steel LLC. Glen Kassan and James Henderson are Vice Presidents of Steel Partners Services, Ltd., an affiliate of Steel Partners. As of the date hereof, Steel Partners is the beneficial owner of 1,537,100 Shares. Steel LLC does not beneficially own any Shares on the date hereof, except by virtue of its role in Steel Partners. For information regarding Steel Partners purchases and sales of Shares during the past two years, see Schedule I.

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CUSIP No. 875386104                  13D          Page 30 of 55 Pages
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         Harold Smith is a retired  consultant.  Mr. Smith does not beneficially own any Shares.

         Steven Wolosky is a partner of Olshan Grundman Frome Rosenzweig & Wolosky LLP. Mr. Wolosky does not beneficially own any Shares.

         Newcastle is a Texas limited partnership. The principal business of Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Newcastle is 4514 Cole Avenue, Suite 600, Dallas, Texas 75205. Mark E. Schwarz is the sole general partner of Newcastle. As of the date hereof, Newcastle was the beneficial owner of 264,200 Shares. For information regarding the purchases and sales of Shares during the past two years by Newcastle, see Schedule I.

         The Board of Directors of the Company has a single class of directors. At each annual meeting of stockholders, the directors are elected to a one-year term. The Nominees, if elected, would serve as directors for the term expiring in 2001 or until the due election and qualification of their successors. The Committee has no reason to believe any of the Nominees will be disqualified or unable or unwilling to serve if elected.

                                LEGAL PROCEEDINGS

         On August 22, 2000, the Company filed a complaint in the United States District Court, Northern District of Texas, naming Steel Partners, Newcastle and Messrs. Lichtenstein and Schwarz as defendants (the "Defendants"). The complaint alleges that the Defendants have violated Section 13(d) of the Securities Exchange Act, Section 10(b) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder. The complaint states that the Schedule 13D, as amended, filed by the Defendants were materially false and misleading in that, among other things, they did not disclose on a timely basis, or at all, that: (i) Defendants intended to seek control of the Company through a proxy contest or consent solicitation with the objective of forcing a sale of the Company; (ii) Defendants had a history of taking positions in target companies and replacing incumbent directors; (iii) Defendants had agreements, arrangements and understandings with other stockholders in connection with the acquisition of Shares of the Company; and (iv) Defendants were acting in concert with each other or as a "group" with other persons or entities who, in concert with them, acquired Shares for the purposes of effecting a change in control of the Company. In its pleadings, the Company requests, among other things, that the Court enjoin the Defendants from engaging in any further activities with respect to the Shares until they have made adequate disclosures, soliciting and delivering any proxy, consent or authorization with respect to the Shares, acquiring or attempting to acquire additional Shares, voting any Shares acquired after the filing of Defendants' initial Schedule 13D, otherwise controlling or influencing or attempting to control or influence in any manner the management or business policies and decisions of the Company, or taking or attempting to take any other steps in furtherance of any plan to change or influence the control of the Company. The Company has also requested that the Court enter an order requiring Defendants to divest themselves of all Shares acquired after the filing of the initial Schedule 13D filing and declaring that the Company is entitled to refuse to recognize any votes cast with respect to the Shares on behalf of any Defendants. The Defendants believe that these claims are without merit and will vigorously defend these allegations.

         On September 18, 2000, Steel Partners filed a complaint in the Court of Chancery of the State of Delaware, New Castle County, naming as defendants the Company Board and the Company. The complaint alleges that the Company Board has breached its fiduciary duties by falsely suggesting that Steel Partners is part of a "group" holding in excess of 15% of the Company's Shares. Among other things, the complaint seeks a declaratory judgment that Steel Partners is not an "interested stockholder" within the meaning of Section 203 of the Delaware General Corporation Law and that Steel Partners is not an acquiring person under the Company's Rights Agreement dated May 19, 1997 (the "Rights Agreement"). The complaint also seeks a preliminary and permanent injunction prohibiting the Company from declaring a "distribution date" under the Rights Agreement.

           CERTAIN TRANSACTIONS BETWEEN THE COMMITTEE AND THE COMPANY

         Except as set forth in this Proxy Statement (including the Schedules hereto), neither the Committee nor any of the other participants in this solicitation, or any of their respective associates: (i) directly or indirectly beneficially owns any Shares or any securities of the Company; (ii) has had any relationship with the Company in any capacity other than as a stockholder, or is or has been a party to any transactions, or series of similar transactions, or is indebted to the

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CUSIP No. 875386104                  13D          Page 31 of 55 Pages
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Company  since July 1, 1999 with respect to any Shares of the Company;  or (iii)
knows of any transactions since July 1, 1999, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest. In addition, other than as set forth herein, there are no contracts, arrangements or understandings entered into by the Committee or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

         Except as set forth in this Proxy Statement (including the Schedules hereto), neither the Committee nor any of the other participants in this solicitation, or any of their respective associates, has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party. However, the Committee has reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that it might consider in the event that the Nominees are elected to the Board. In addition, if and to the extent that the Committee acquires control of the Company, the Committee intends to conduct a detailed review of the Company and its assets, financial projections, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

         The Committee is unaware of any other matters to be considered at the Annual Meeting. However, the Committee has notified the Company of its intention to bring before the Annual Meeting such proposals as it believes to be appropriate. Should other proposals be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

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CUSIP No. 875386104                  13D          Page 32 of 55 Pages
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         The  information   concerning  the  Company  contained  in  this  Proxy
Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information. To date, the Committee has not had access to the books and records of the Company.


                                     THE TANDYCRAFTS FULL VALUE COMMITTEE



                                     September 18, 2000

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CUSIP No. 875386104                  13D          Page 33 of 55 Pages
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                                   Schedule I

                Transactions in the Shares for the Last Two Years


Shares of Common Stock                  Price Per                     Date of
       Purchased                         Share                       Purchase
       ---------                         -----                       --------

                             STEEL PARTNERS II, L.P.

           1,000                        2.40500                       4/15/99
           5,500                        2.40500                       4/15/99
          13,200                        2.38133                       4/16/99
          10,000                        2.40500                       4/19/99
           2,700                        2.34250                       4/20/99
             500                        2.85000                       5/03/99
           5,000                        2.79000                       5/06/99
           1,400                        2.78000                       5/07/99
           5,000                        2.79000                       5/10/99
           1,000                        3.09750                       7/26/99
          18,100                        3.22466                       7/27/99
           2,000                        3.22750                       7/30/99
           9,300                        3.22750                       8/02/99
          38,200                        3.24680                       8/03/99
           2,600                        3.16500                       8/05/99
             200                        3.36250                       8/06/99
          10,400                        3.28399                       8/09/99
           5,000                        3.22750                       8/10/99
           7,900                        3.16500                       8/16/00
          38,000                        3.18934                       8/17/99
          11,800                        3.10250                       8/19/99
           7,700                        3.10250                       8/20/99
          26,900                        3.20403                       8/23/99

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 34 of 55 Pages
-------------------------------                 --------------------------------


Shares of Common Stock                  Price Per                     Date of
       Purchased                         Share                       Purchase
       ---------                         -----                       --------

          1,000                        3.23750                        8/24/99
         70,000                        3.31000                        8/25/99
          1,800                        3.23750                        8/26/99
          7,300                        3.23750                        8/27/99
          1,700                        3.23750                        8/30/99
         26,500                        3.23750                        8/31/99
          2,000                        3.23750                        9/02/99
            400                        3.23750                        9/03/99
         14,400                        3.23750                        9/10/99
         21,000                        3.32000                        9/15/99
         12,600                        3.21680                        9/20/99
         50,000                        3.19500                        9/22/99
         13,100                        3.21890                        9/23/99
          6,000                        3.23710                        9/24/99
         15,000                        3.22750                        9/27/99
         15,000                        3.24750                        9/28/99
         45,100                        3.20190                        9/29/99
         15,600                        3.17500                        9/30/99
         70,000                        3.19500                        9/30/99
          8,000                        3.23750                       10/04/99
         60,400                        3.16090                       10/06/99
          8,000                        3.16720                       10/07/99
          5,000                        3.23750                       10/12/99
          3,700                        3.17500                       10/15/99
          4,100                        3.17500                       10/18/99
         18,300                        3.27750                       10/20/99
         15,000                        3.09170                       10/21/99
          7,000                        3.16500                       10/22/99

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 35 of 55 Pages
-------------------------------                 --------------------------------


Shares of Common Stock                  Price Per                     Date of
       Purchased                         Share                       Purchase
       ---------                         -----                       --------

        23,000                           3.18320                    10/22/99
         4,200                           3.16500                    10/26/99
        10,000                           3.17500                    10/27/99
        212,700                          3.13273                    10/27/99
         3,000                           3.22750                    10/28/99
        25,000                           3.26750                    10/28/99
         1,200                           3.29000                    11/05/99
        10,000                           3.29000                    11/08/99
        28,000                           3.30000                    11/08/99
         2,400                           3.28000                    11/09/99
        13,100                           3.27237                    11/11/99
         2,700                           3.28000                    11/12/99
         7,500                           3.30000                    11/12/99
         5,000                           3.23750                    11/15/99
         5,000                           3.30000                    11/16/99
        65,900                           3.39500                    11/16/99
         7,000                           3.30000                    11/23/99
        15,000                           3.34250                    11/24/99
        355,000                          3.27000                    12/07/99


Shares of Common Stock                  Price Per                     Date of
       Purchased                         Share                       Purchase
       ---------                         -----                       --------

                            NEWCASTLE PARTNERS, L.P.

        1,000                           3.31000                     11/15/99
        6,000                           3.31000                     11/16/99
        3,200                           3.29500                     11/24/99
        2,000                           3.29500                     11/26/99

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 36 of 55 Pages
-------------------------------                 --------------------------------


Shares of Common Stock                  Price Per                     Date of
       Purchased                         Share                       Purchase
       ---------                         -----                       --------


        2,000                           3.29500                     11/29/99
        1,900                           3.29500                     11/30/99
        5,100                           3.29088                     12/01/99
        2,000                           3.29000                     12/02/99
       15,000                           3.30630                     12/03/99
       21,000                           3.29000                     12/06/99
      205,000                           3.27049                     12/07/99


                             WARREN G. LICHTENSTEIN

                                      NONE(1)


                                 MARK E. SCHWARZ

                                     NONE(2)


                               JAMES R. HENDERSON.

                                      NONE


                                   GLEN KASSAN

                                      NONE


                                  HAROLD SMITH

                                      NONE


                                 STEVEN WOLOSKY

                                      NONE
--------
     1 By virtue of his position with Steel Partners II, L.P., Mr. Lichtenstein has the power to vote and dispose of the Company's Shares owned by Steel Partners II, L.P. Accordingly, Mr. Lichtenstein is considered the beneficial owner of the Shares of the Company owned by Steel Partners II, L.P.

     2 By virtue of his position with Newcastle Partners, L.P., Mr. Schwarz has the power to vote and dispose of the Company's Shares owned by Newcastle Partners, L.P. Accordingly, Mr. Schwarz is considered the beneficial owner of the Shares of the Company owned by Newcastle Partners, L.P.

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 37 of 55 Pages
-------------------------------                 --------------------------------


                                    IMPORTANT


         Tell your Board what you think! Your vote is important. No matter how many Shares you own, please give Steel Partners your proxy FOR the election of the Nominees by taking three steps:


         1.       SIGNING the enclosed GOLD proxy card,


         2.       DATING the enclosed GOLD proxy card, and


         3. MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

         If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares. The Committee urges you to confirm in writing your instructions to the Committee in care of at the address provided below so that the Committee will be aware of all instructions given and can attempt to ensure that such instructions are followed.

         If you have any questions or require any additional information concerning this Proxy Statement, please contact, Mackenzie Partners, Inc. at the address set forth below.


                         [MACKENZIE PARTNERS, INC. LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                          (212) 929-5500 (Call Collect)
                       E-mail: proxy@mackenziepartners.com

                                       or

                          CALL TOLL FREE (800) 322-2885

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 38 of 55 Pages
-------------------------------                 --------------------------------


              TANDYCRAFTS, INC. 2000 ANNUAL MEETING OF STOCKHOLDERS

    THIS PROXY IS SOLICITED ON BEHALF OF THE TANDYCRAFTS FULL VALUE COMMITTEE

The undersigned appoints Warren G. Lichenstein and Mark E. Schwarz and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Tandycrafts, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the 2000 Annual Meeting of Stockholders of the Company, and including at any adjournments or postponements thereof and at any special meeting called in lieu thereof, as follows:

THE TANDYCRAFTS FULL VALUE COMMITTEE RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES NAMED BELOW.

1. ELECTION OF DIRECTORS:                      FOR   WITHHOLD  FOR ALL
                                               ALL     ALL     Except nominee(s)
      Nominees: Warren Lichtenstein, Mark                      written below
      Schwarz, James Henderson, Glen Kassan,  [  ]   [  ]      [  ]
      Harold Smith and Steven Wolosky

      ------------------------------------

2. In their discretion with respect to any other matters as may properly come before the Annual Meeting.

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 39 of 55 Pages
-------------------------------                 --------------------------------


         The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as directed above. If no direction is indicated with respect to the above proposal, this proxy will be voted FOR the election of the Nominees, or any substitutions or additions thereto.

         This proxy will be valid until the sooner of one year from the date indicated below and the completion of the Annual Meeting.

DATED:  _________________________________, 2000.

 PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

 -------------------------------------------------------
(Signature)

 -------------------------------------------------------
 (Signature, if held jointly)

 -------------------------------------------------------
 (Title)

     WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.


         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 40 of 55 Pages
-------------------------------                 --------------------------------


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

STEEL PARTNERS II, L.P.,              )
                                      )
                  Plaintiff,          )
                                      )
         v.                           )                 C.A. No. _____________
                                      )
TANDYCRAFTS, INC., MICHAEL J.         )
WALSH, R.E. COX III, JOE K. PACE,     )
SHELDON STEIN, COLON                  )
WASHBURN and JACK KAHL,               )
                                      )
                  Defendants.         )

                                    COMPLAINT

         Plaintiff Steel Partners II, L.P., by its undersigned counsel, alleges upon knowledge as to its own status and acts, and on information and belief as to all other matters, as follows:

                              Nature of the Action
                              --------------------

                  1. In December 1999, plaintiff Steel Partners II, L.P. ("Steel Partners") amended its Schedule 13D to disclose that it and another shareholder collectively owned approximately 14.9% of the outstanding shares of defendant Tandycrafts, Inc. ("Tandycrafts"). In June 2000, acting pursuant to Tandycrafts' advance notice bylaw, Steel Partners notified Tandycrafts that it would be nominating a competing slate of directors at Tandycrafts' next annual meeting.

                  2. Tandycrafts responded to Steel Partners' nominations by filing a Complaint in the United States District Court for the Northern District of Texas alleging, among other things, that Steel Partners is part of a "group" with undisclosed shareholders, and that the combined share ownership of this alleged "group" exceeds 15%. Tandycrafts' groundless lawsuit represents a thinly veiled threat on the part of incumbent management to "trigger" the

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 41 of 55 Pages
-------------------------------                 --------------------------------

Tandycrafts poison pill Rights Plan by issuing a public announcement that Steel Partners is an "Acquiring Person" under the Rights Plan by virtue of the alleged "group" ownership of more than 15% of Tandycrafts common stock. Tandycrafts has the unilateral power to make such an announcement, notwithstanding the fact that Steel Partners, including its associates and affiliates, owns less than 15% of the outstanding shares of Tandycrafts.

                  3. The fact that Tandycrafts' management filed suit only after Steel Partners announced its intent to conduct a proxy contest reveals the Board's true aim: to interfere with the proxy process and keep from being unseated. The incumbent Board no doubt anticipates that its thinly veiled threats of "triggering" the Rights Plan will both chill shareholders from communicating with Steel Partners in the forthcoming proxy campaign, and also deter those who might support Steel Partners' proposals from investing in Tandycrafts for fear that they will become enmeshed in litigation. Given Tandycrafts' dismal performance under the current Board, this desperate measure is the only means by which they can hope to prevail at the upcoming annual meeting. Injunctive and declaratory relief is necessary to protect Steel Partners, and the rest of the public stockholders, from the abusive tactics of Tandycrafts' incumbent management.

                                   The Parties
                                   -----------

                  4. Plaintiff Steel Partners is a limited partnership organized under the laws of Delaware with its principal office in New York, New York. Steel Partners is an investment fund whose principal activity is the purchase and sale of securities of publicly traded companies, generally in the small cap market. Mr. Warren Lichtenstein is the managing member of Steel Partners' general partner, Steel Partners LLC, a Delaware limited liability company. Among its investments, Steel Partners currently owns approximately 1.5 million shares of Tandycrafts common stock, which represents approximately 12.8% of Tandycrafts' outstanding shares.

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 42 of 55 Pages
-------------------------------                 --------------------------------

                  5. Defendant Tandycrafts is a Delaware corporation whose principal office is in Fort Worth, Texas. Tandycrafts is a maker and marketer of picture frames, wall decor and other consumer products. Tandycrafts' common stock is registered pursuant to Section 12 of the Securities Exchange Act. Its shares trade on the New York Stock Exchange. As of March 31, 2000, Tandycrafts had approximately 12,138,835 shares outstanding. At the close of trading on September 15, 2000, its shares traded at $2 1/8.

                  6. Defendants Michael J. Walsh, R.E. Cox III, Joe K. Pace, Sheldon Stein, Colon Washburn and Jack Kahl (collectively, the "Director Defendants") are directors of defendant Tandycrafts. Defendant Michael J. Walsh currently serves as President and Chief Executive Officer of Tandycrafts.
Defendant R.E. Cox, III is its Chairman. The Director Defendants own in the aggregate approximately 215,000 shares of Tandycrafts common stock, representing less than 2% of its outstanding shares. Their collective investment in Tandycrafts is dwarfed by Steel Partners' multimillion-dollar position comprised of approximately 1.5 million shares, or approximately 12.8% of Tandycrafts' shares.

                       Tandycrafts' Dreadful Performance
                       ---------------------------------

                  7. For its 1995 fiscal year, Tandycrafts enjoyed net sales of approximately $256 million and net income of approximately $11.4 million. In April 1996, the Company appointed Michael J. Walsh as President and Chief Executive Officer.

                  8. In the years subsequent to Mr. Walsh's appointment, Tandycrafts' financial performance has declined significantly, notwithstanding a robust economy. Its net sales have declined from approximately $256 million in 1995 to $194 million in 1999. In each of fiscal years 1996, 1997, and 1999, Tandycrafts suffered losses, including an approximately $23.8 million loss in 1999. From 1996 through 1999, Tandycrafts suffered, in the aggregate, more than $30 million in total losses. For the fiscal year ended June 30, 2000, Tandycrafts performed even

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 43 of 55 Pages
-------------------------------                 --------------------------------

worse. Its net sales declined to $111 million and Tandcrafts suffered a net loss of approximately $19.7 million. These latest figures bring Tandycrafts' aggregate net losses under Michael Walsh's regime to approximately $51.5 million.

                  9. Tandycrafts' continued poor performance has been reflected in its declining stock price. According to Tandycrafts' own public filings, a $100 position in Tandycrafts in 1994 was worth only $27 by 1999. During these same years, a similar investment in an index of small capitalization stocks would have grown to $203.

                     Tandycrafts' "Poison Pill" Rights Plan
                     --------------------------------------

                  10. No doubt recognizing that its declining performance made a challenge to management inevitable, on May 19, 1997, Tandycrafts' Board enacted a Rights Agreement (the "Rights Plan"), which is a classic "poison pill."

                  11. Under the Rights Plan, one "Right" was issued for each share of common stock, to be evidenced by the certificates of common stock registered in the names of holders of common stock. Each Right entitles its holder, upon the occurrence of a "Distribution Date," to exercise the Right to acquire Tandycrafts common stock with a market value double the Right's exercise price. Upon the "Distribution Date," the Rights separate from the common stock and become freely tradeable and exercisable for all shareholders other than an "Acquiring Person."

                  12. An "Acquiring Person" is defined in the Rights Plan as "any Person, together with all Affiliates and Associates of such Person, [who] is the beneficial owner of 15% or more of the shares of Common Stock then outstanding. . ."

                  13. The Rights Plan  defines the term  "Distribution  Date" as
"the tenth Business Day after the .... the Stock  Acquisition  Date." The Rights
Plan defines the "Stock Acquisition Date" as follows (with emphasis added):

                  "Stock Acquisition Date" means the first date of a public

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 44 of 55 Pages
-------------------------------                 --------------------------------

                  announcement. . . by the Company or an Acquiring Person that an Acquiring Person has become an Acquiring Person.

                  14. In other words, under the Rights Plan, Tandycrafts' management has the power to trigger the poison pill by making a "public announcement" that one or more shareholders, such as Steel Partners, has become an "Acquiring Person." Such an announcement, even if factually erroneous, would have devastating consequences, both for the alleged "Acquiring Person" (which includes all persons supposedly affiliated or associated), and for all Tandycrafts shareholders who support the objectives of the alleged "Acquiring Person."

               Steel Partners' Investment Strategy and Reputation
               --------------------------------------------------

                  15. Steel Partners was formed in October 1993 to invest in undervalued securities of small cap companies. The term "small cap" generally encompasses public companies with market capitalizations less than $250 million. To date, Steel Partners has achieved excellent returns for its investors. From its formation through year-end 1999, Steel Partners achieved gross returns of approximately 450%, with the lion's share of these returns achieved since 1997. The investment banking firm ING Barings acknowledged the achievements of Steel Partners by designating it as one of the top 10 performing hedge funds over a three-year period ending December 31, 1999.

                  16. As part of its investment strategy and due to the nature of the small cap market, Steel Partners often takes positions in excess of 5% of a company's outstanding shares, thereby requiring a filing with the SEC alerting the marketplace to Steel Partners' investment. For this reason, Steel Partners' strong track record is readily discernible to other investors -- and its investment success is both easy to document and to emulate. As a result of Steel Partners' successful track record, other investors in the small cap sector, from time to time, monitor Steel Partners' activities so that they can ride its coattails. Members of the investing public who

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 45 of 55 Pages
-------------------------------                 --------------------------------

emulate Steel Partners have the benefit of Steel Partners' research and analysis, for which they pay nothing to Steel Partners.

                  17. In recent years, Steel Partners' major investments have often yielded substantial profits. For example:

o Steel Partners took a major position in Aydin Corp. which traded for approximately $7.375 per share when Steel Partners disclosed its stake. Shortly thereafter, Aydin's directors permitted Steel Partners' nominees to join the board and together, they worked on a sale of the company. Less than a year later the company was sold for a $13.375 per share, a return in excess of 80%.

o In July 1996, Steel Partners' filed a schedule 13D for an obscure New York Stock Exchange listed company, Dynamics Corporation of America; at the time Dynamics shares traded at approximately $25 per share. Approximately one year later, Dynamics entered into a restructuring which afforded its shareholders the opportunity to receive $56.25 per share or alternatively, to receive shares in another New York Stock Exchange Company, CTS Corporation. The CTS shares thereafter soared to well above the all-cash price.

o In July 1999, Steel Partners filed a Schedule 13D for another New York Stock Exchange company, General Housewares Corp., which then traded for approximately $19.50 per share. Approximately three months later, General Housewares was sold for $29 per share.

o In June 1999, Steel Partners filed a Schedule 13D for Tech-Sym Corporation. In June 2000, Tech-Sym announced that it had entered into a merger agreement at a substantial premium from its trading price a year earlier.

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 46 of 55 Pages
-------------------------------                 --------------------------------

                  18. Steel Partners' successes are especially prominent because the small cap and micro cap markets attract few institutional investors. As a result, the activities of major participants, such as Steel Partners, are quickly noticed. Because small cap companies are far less likely to attract attention from the research departments at major investment houses, investors in the market place are more likely to turn to Steel Partners for insight.

                  19. Like almost all participants in the financial markets, Steel Partners also disseminates newsletters to actual and potential investors in its fund. These newsletters often describe Steel Partners' success and, on occasion, provide analyses and research regarding the companies in which Steel Partners has invested. The newsletters are based on publicly available data and discuss only those companies where Steel Partners has a public filing disclosing its position.

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 47 of 55 Pages
-------------------------------                 --------------------------------


                  20. Individuals and institutions may well choose to utilize a portion of Steel Partners' research, by investing in selected securities on their own, independent of Steel Partners. By doing so, they avoid incurring fees and expenses - and they retain total control over their funds. The conduct of these investors is an inevitable consequence of Steel Partners' success. It is also part of the ordinary operation of the financial markets, especially for those companies in which Steel Partners has publicly filed a Schedule 13D disclosing that it owns in excess of 5% of the company's outstanding shares.

                Steel Partners' Acquisition of Tandycrafts Shares
                -------------------------------------------------

                  21. In April 1999, Steel Partners began to acquire Tandycrafts common stock on the open market. On October 8, 1999, Steel Partners filed its
Schedule 13D disclosing that it had acquired 688,300 shares of Tandycrafts common stock, representing 5.7% of the outstanding common stock, for aggregate consideration of approximately $2.2 million. On October 29, 1999 and November 18, 1999, Steel Partners amended its Schedule 13D to disclose additional purchases of Tandycrafts common stock, increasing its position to 1.16 million shares, representing approximately 9.7% of the outstanding common stock. On December 13, 1999, Steel Partners again amended its Schedule 13D to disclose additional

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 48 of 55 Pages
-------------------------------                 --------------------------------

purchases increasing its ownership to 1,537,100 shares, representing 12.8% of the outstanding stock.

                  22. The December 1999 amendment also disclosed Steel Partners' agreement with another shareholder, Newcastle Partners L.P. ("Newcastle"), a Texas limited partnership. In the same 13D amendment, Newcastle disclosed its ownership of 264,200 shares of Tandycrafts common stock, representing 2.2% of the outstanding common stock. As disclosed in the amended Schedule 13D, Steel Partners and Newcastle together owned approximately 14.9% of the outstanding shares of Tandycrafts.

                  23. Newcastle, like Steel Partners, invests in undervalued securities. Newcastle's principal, Mark E. Schwarz, was featured in a Wall Street Journal report on September 7, 2000, reviewing the highly successful outcome of his partnership's investment in the former Watkins Johnson Co. The Wall Street Journal reported that Mr. Schwarz, through an earlier investment partnership, led a proxy contest for control of Watkins Johnson Co., which initially resisted his efforts and then later agreed to seek a buyer for the entire business. The resulting sale yielded investors in Mr. Schwarz's fund an 86% return.

                  24. Steel Partners' newsletter dated, April 24, 2000, which is available to actual and potential investors in Steel Partners' fund, gave the following description of Tandycrafts:

                  This is a classic value situation that trades for a substantial discount to its intrinsic value. The company has four business segments: frames & mirrors, retail office supplies, home furnishings and gifts.

                  Tandy has publicly announced they are going to sell off all of the business except Frames and Mirrors and the Home Furnishings business. When this is complete we should have an entity that is nearly debt free, and has earnings power that

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 49 of 55 Pages
-------------------------------                 --------------------------------

                  could support a stock price at least two times the current price. We believe that the pre-tax intrinsic value of this entity is at least $5.50 per share and are the largest shareholder of the company.


                  25. On June 8, 2000, Steel Partners filed another amendment to its Schedule 13D disclosing that it and Newcastle had given advance notice, pursuant to Tandycrafts' by-laws, of their nomination of five individuals for election to the Board at Tandycrafts' next annual meeting. In other words, Steel Partners disclosed the possibility of a proxy contest to take control of Tandycrafts' board of directors. Given past practice, the annual meeting should be held on November 8, 2000.

-------------------------------                 --------------------------------
CUSIP No. 875386104                  13D          Page 50 of 55 Pages
-------------------------------                 --------------------------------


                  26. Steel Partners is today filing preliminary proxy materials with the Securities and Exchange Commission, as it is required to do in order to pursue the nomination of its candidates.

              Tandycrafts' Response to Steel Partners' Nominations
              ----------------------------------------------------

                  27. As set forth above, ever since December 1999, Steel Partners has publicly disclosed its 14.9% stake in Tandycrafts. Over the following six months, Tandycrafts did and said nothing to challenge the accuracy of Steel Partners' Schedule 13D.

                  28. Once Steel Partners announced its intention to nominate a competing slate of directors, and the date for the decisive annual meeting approached, Tandycrafts changed course. On August 22, 2000, Tandycrafts commenced an action in the United States District Court for the Northern District of Texas against Steel Partners, Newcastle, and their respective principals, Warren Lichtenstein and Mark E. Schwarz.

                  29. In its Complaint, Tandycrafts falsely asserted that Steel Partners is part of a "group" with various persons and entities including Dimensional Fund Advisors, Inc. (a mutual fund group with $20 billion under management); Summit Capitol Management, LLC; First

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CUSIP No. 875386104                  13D          Page 51 of 55 Pages
-------------------------------                 --------------------------------


Carolina Investors, Inc. (a closed end investment company); James Benenson, Jr.; Arrowhead Holdings; Keith Lane Zucker; Jack Howard; Pubco Corp.; and "other undisclosed shareholders." According to Tandycrafts, each of these persons or businesses owns shares of Tandycrafts common stock. If indeed one or more of these persons or businesses owns shares of Tandycrafts, and if those shares are aggregated with the shares of Steel Partners and Newcastle, then the combined ownership of the alleged "group" may well exceed 15%.

                  30. In fact, there are no affiliates or associates of Steel Partners and Newcastle who own shares in Tandycrafts. The allegations in Tandycrafts' complaint represent a thinly disguised threat on the part of Tandycrafts' incumbent Board to "trigger" the poison pill Rights Plan by issuing a public announcement of their position that Steel Partners is an "Acquiring Person" under the Rights Plan by virtue of its alleged ownership, with supposed undisclosed affiliates and associates, of shares in excess of 15%.

                  31. In light of Tandycrafts' dismal financial results and the continued poor performance of its stock, the Director Defendants no doubt understood that the prospects of shareholder support for their re-election were remote. Having consistently failed to deliver on promises of improvement, the Director Defendants appreciated that they would soon face a day of reckoning with Tandycrafts' shareholders.

                  32. The timing and content of Tandycrafts' claims of an undisclosed "group" make the board's entrenchment purpose clear. First,
Tandycrafts did nothing to challenge Steel Partners' SEC filings until after Steel Partners announced its intent to run a slate in opposition. Second, the relief Tandycrafts seeks includes an injunction preventing Steel Partners from soliciting any proxies or "taking or attempting to take any other steps in furtherance of any plan to change or influence the control of Tandycrafts."
Third,  the  Director  Defendants'  response  to  Steel  Partners'  announcement
focuses,   almost  exclusively,   on  the  issue  whether  plaintiff  and

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CUSIP No. 875386104                  13D          Page 52 of 55 Pages
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other  shareholders  have formed a "group" of shareholders  who own in excess of
15% of Tandycrafts' shares.

                  33. The Director Defendants no doubt appreciate that current and potential shareholders will recognize the significance of 15%. That figure is the threshold for triggering Tandycrafts' Rights Plan. The Director Defendants allegations are a thinly veiled threat to shareholders who are supportive of Steel Partners and/or anxious to see the Board pursue a sale or similar transaction.

                  34. The Director Defendants similarly appreciate that the successful track record of Steel Partners, coupled with Steel Partners' publicly disclosed investment in Tandycrafts, encourages follow-on investors who are in no way "affiliates" or "associates" of Steel Partners. Tandycrafts' false allegations of a "group" are aimed at investors of this type, who are likely to be supportive of Steel Partners and unsympathetic to the electoral appeals of Tandycrafts management.

                  35. The Director's Defendants thus expect, and it is no doubt likely, that such shareholders will be discouraged from investing in Tandycrafts for fear of becoming enmeshed in costly litigation. For the same reason, the Director Defendants expect, and it is likely, that their threats of invoking the "poison pill" will chill communications between Steel Partners and other shareholders in the upcoming proxy contest.

                                     COUNT I
                                     -------

                  36.  Plaintiff   repeats  the  allegations  of  the  preceding
paragraphs as if stated here.

                  37. As directors of Tandycrafts, the Director Defendants owe unremitting fiduciary duties of loyalty and care to Tandycrafts and its stockholders. These duties include but are not limited to the obligation to refrain from taking any action for the sole or primary purpose

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CUSIP No. 875386104                  13D          Page 53 of 55 Pages
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of  impeding  the   effectiveness  of  shareholder   action  absent   compelling
justification. These duties also includes the obligation to refrain from acting for the sole or primary purpose of entrenchment and to refrain from taking any defensive action that is not reasonable or proportionate to a cognizable threat to a legitimate corporate interest.

                  38. By making groundless accusations against Steel Partners, and a veiled threat to destroy the investment of anyone who supports Steel Partners in its effort to turn around Tandycrafts through the electoral process, the Director Defendants have breached their fiduciary duties to Tandycrafts and its stockholders. Any further action to threaten the triggering of the Rights Plan without foundation would similarly constitute a breach of fiduciary duty.

                                    COUNT II
                                    --------

                  39.  Plaintiff   repeats  the  allegations  of  the  preceding
paragraphs as if stated here.

                  40. The Director Defendants and Tandycrafts may, at any time, declare Steel Partners, along with certain unidentified other persons, an "Acquiring Person" under the Rights Plan and then cause a "Distribution Date" to occur under the Rights Plan.

                  41. The prospect of such a public declaration is damaging to Steel Partners and to the value of its investment in Tandycrafts.

                  42. Accordingly, Steel Partners is entitled to a declaration that none of the other persons identified by Tandycrafts is an "Affiliate" or "Associate" of Steel Partners and as a result, Steel Partners is not an "Acquiring Person" under the Rights Plan.

                                    COUNT III
                                    ---------

                  43.  Plaintiff   repeats  the  allegations  of  the  preceding
paragraphs as if stated here.

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CUSIP No. 875386104                  13D          Page 54 of 55 Pages
-------------------------------                 --------------------------------

                  44. The Director Defendants and Tandycrafts may at any moment cause a "Distribution Date" to occur under the Rights Plan, in violation of the terms of the Rights Plan.

                  45. The occurrence of a Distribution Date would cause Steel Partners severe, irreparable harm. Steel Partners has no adequate remedy at law.

                  46. Accordingly, Steel Partners is entitled to a preliminary and permanent injunction barring the Director Defendants and Tandycrafts from declaring a "Distribution Date" under the Rights Plan.

                                    COUNT IV
                                    --------

                  47.  Plaintiff   repeats  the  allegations  of  the  preceding
paragraphs as if stated here.

                  48. Defendants have taken the position that Steel Partners has engaged in conduct that would render Steel Partners an "interested stockholder" within the meaning of Section 203 of the Delaware General Corporation Law and therefore subject to the restrictions on business combinations with interested stockholders set forth in Section 203.

                  49. The prospect of being deemed an "interested stockholder" is damaging to Steel Partners and to the value of its investment in Tandycrafts.

                  50. Plaintiff is entitled to a declaration that is not an "interested stockholder" under Section 203 of the Delaware General Corporation Law.

                  WHEREFORE, plaintiff demands judgment as follows:

                  A.       Declaring that Steel  Partners,  is not an "Acquiring
                           Person"   under   the   Rights   Plan  of   defendant
                           Tandycrafts;

                  B.       Granting  preliminary and permanent injunctive relief
                           prohibiting     Tandycrafts    from    declaring    a
                           "distribution date" under the Rights Plan;

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CUSIP No. 875386104                  13D          Page 55 of 55 Pages
-------------------------------                 --------------------------------


                  C. Declaring that plaintiff is not a " interested stockholder" within the meaning of Section 203 of the Delaware General Corporation Law;

                  D. Awarding damages based on the Director Defendants' breaches of fiduciary duty;

                  E. Awarding plaintiff the costs and disbursements of this action, including attorneys fees; and

                  F. Granting such other and further relief as may be just and proper.



                                    --------------------------------------------
                                    Joel  Friedlander
                                    BOUCHARD MARGULES & FRIEDLANDER
                                    222 Delaware Avenue, Suite 1102
                                    Wilmington,  DE 19801
                                    (302) 573-3500
                                    Attorneys for Plaintiff

OF COUNSEL:

Thomas J. Fleming
OLSHAN GRUNDMAN FROME
   ROSENZWEIG & WOLOSKY LLP
505 Park Avenue
New York, New York 10022
(212) 753-7200

DATED:  September 18, 2000